Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated
Financial Statements

March 31, 2017

(expressed in thousands of Canadian dollars)

May 9, 2017

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Balance Sheet

As at March 31, 2017 and June 30, 2016

(expressed in thousands of Canadian dollars)

	March 31, 2017	June 30, 2016
	$	$
Assets

Current assets

Cash and cash equivalents	49,903	80,446
Amounts receivable (note 5)	206,982	184,292
Prepaid expenses and other	8,914	7,779
Investment in film and television programs (notes 3 and 6)	168,860	239,752

	434,659	512,269

Long-term amounts receivable (note 5)	19,609	20,753
Deferred financing fees	400	526
Acquired and library content (notes 3 and 7)	84,649	—
Property and equipment	30,036	17,683
Intangible assets	135,634	144,610
Goodwill	204,682	205,342

	909,669	901,183

Liabilities

Current liabilities

Bank indebtedness (note 8)	7,493	—
Accounts payable and accrued liabilities	115,328	128,444
Deferred revenue	30,376	27,605
Interim production financing (note 8)	97,045	92,003
Current portion of long-term debt and obligations under finance leases (note 8)	12,543	11,567

	262,785	259,619

Long-term debt and obligations under finance leases (note 8)	278,415	280,506
Other liabilities	14,943	15,010
Deferred income taxes (note 10)	8,672	9,213

	564,815	564,348

Shareholders’ Equity
Equity attributable to Shareholders of the Company	344,149	336,835
Non-controlling interest (note 4)	705	—

	344,854	336,835

	909,669	901,183

Commitments and contingencies (note 14)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the nine month periods ended March 31, 2017 and 2016

(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive loss $	Retained earnings $	Non- controlling interest $	Total $

Balance - June 30, 2015	236,757	15,756	(8,355)	17,796	—	261,954

Net income for the period	—	—	—	29,414	—	29,414
Other comprehensive loss for the period	—	—	(9,348)	—	—	(9,348)

Comprehensive income for the period	—	—	(9,348)	29,414	—	20,066

Shares issued pursuant to the employee share purchase plan ("ESPP")	200	—	—	—	—	200
Normal course issuer bid ("NCIB) shares repurchased and cancelled	(1,265)	(3,775)	—	—	—	(5,040)
Stock options exercised	3,995	(1,249)	—	—	—	2,746
Dividends reinvested and paid	334	—	—	(5,744)	—	(5,410)
Share-based compensation	—	4,436	—	—		4,436

Balance - March 31, 2016	240,021	15,168	(17,703)	41,466	—	278,952

Balance - June 30, 2016	302,828	20,488	(20,286)	33,805	—	336,835

Net income for the period	—	—	—	14,678	—	14,678
Other comprehensive loss for the period	—	—	(5,447)	—	—	(5,447)

Comprehensive income for the period	—	—	(5,447)	14,678	—	9,231

Acquisition of non-controlling interest in Kiddyzuzaa (note 4)	—	—	—	—	705	705
Shares issued pursuant to the ESPP	154	—	—	—	—	154
Stock options exercised	149	(45)	—	—	—	104
Dividends reinvested and paid	817	—	—	(7,362)	—	(6,545)
Share-based compensation	—	4,370	—	—	—	4,370

Balance - March 31, 2017	303,948	24,813	(25,733)	41,121	705	344,854

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Income

For the three and nine month periods ended March 31, 2017 and 2016

(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$

Revenues (note 17)	78,347	84,095	211,065	229,485

Expenses (note 12)
Direct production costs and expense of film and television produced	36,153	35,961	95,669	109,045
Amortization of acquired and library content (notes 3 and 7)	2,355	—	8,182	—
Amortization of property and equipment and intangible assets	4,619	3,937	12,503	10,610
Development expenses and other	1,303	1,667	2,775	4,122
Write-down of investment in film and television programs and acquired and library content	1,081	450	1,528	950
Selling, general and administrative	18,820	19,304	56,103	54,925
Finance expense (note 11)	3,647	11,905	14,444	15,288
Finance income (note 11)	(95)	(104)	(396)	(264)

	67,883	73,120	190,808	194,676

Income before income taxes	10,464	10,975	20,257	34,809

Provision for (recovery of) income taxes
Current income taxes (note 10)	2,827	3,696	5,863	11,537
Deferred income taxes (note 10)	86	(2,940)	(284)	(6,142)

	2,913	756	5,579	5,395

Net income for the period	7,551	10,219	14,678	29,414

Basic earnings per common share (note 15)	0.06	0.08	0.11	0.24

Diluted earnings per common share (note 15)	0.06	0.08	0.11	0.23

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

For the three and nine months periods ended March 31, 2017 and 2016

(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$
Net income for the period	7,551	10,219	14,678	29,414
Other comprehensive income (loss)
Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	(6,401)	(3,323)	(5,447)	(9,348)

Comprehensive income for the period	1,150	6,896	9,231	20,066

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the nine month periods ended March 31, 2017 and 2016

(expressed in thousands of Canadian dollars)

	March 31,	March 31,
	2017	2016
	$	$
Cash provided by (used in)
Operating activities
Net income for the period	14,678	29,414
Charges (credits) not involving cash
Amortization of property and equipment	4,131	3,256
Amortization of intangible assets	8,372	7,354
Amortization of acquired and library content	8,182	—
Unrealized foreign exchange loss (gain)	4,515	2,454
Amortization of deferred financing fees	1,201	1,218
Write-down of investment in film and television programs and acquired and library content	1,528	950
Accretion on tangible benefit obligation	509	628
Share-based compensation	4,370	4,436
Amortization of debt premium	88	21
Movement in the fair value of embedded derivatives	(600)	1,000
Deferred tax expense (recovery)	(284)	(6,142)
Net investment in film and television programs (note 16)	(30,876)	(46,810)
Net change in non-cash balances related to operations (note 16)	(29,225)	(26,595)
Cash provided by (used in) operating activities	(13,411)	(28,816)
Financing activities
Dividends paid	(6,545)	(5,410)
Proceeds from issuance of common shares related to ESPP and options exercised	258	2,944
Common shares repurchased and cancelled pursuant to the NCIB	—	(5,040)
Proceeds from bank indebtedness	7,493	3,358
Proceeds from interim production financing	5,042	20,702
Proceeds from long-term debt, net of costs	—	47,198
Repayment of long-term debt and obligations under finance leases	(9,054)	(11,352)
Cash provided by (used in) financing activities	(2,806)	52,400
Investing activities
Business acquisitions, net of cash acquired (note 4)	(2,122)	—
Acquisition of property and equipment	(9,906)	(1,480)
Acquisition/cost of intangible assets	(2,281)	(16,620)
Cash used in investing activities	(14,309)	(18,100)
Effect of foreign exchange rate changes on cash	(17)	350
Net change in cash and cash equivalents during the period	(30,543)	5,834
Cash and cash equivalents - Beginning of period	80,446	42,907
Cash and cash equivalents - End of period	49,903	48,741

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international market, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34"). Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34, requires the use of critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2016, except for the critical judgments and estimation involved in the adoption of the amendments to IAS 38, Intangible Assets, effective July 1, 2016, which is described in Note 3 to these unaudited interim condensed consolidated financial statements. The financial statements should be read in conjunction with the Company's annual financial statements for the year ended June 30, 2016.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These financial statements have been authorized for issuance by the Board of Directors on May 9, 2017.

3	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise noted hereunder, these unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2016.  Refer to note 3 of the Company's financial statements for the year ended June 30, 2016 for disclosure on new accounting standards issued and amendments not yet effective.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Investment in film and television programs / Acquired and library content

Effective July 1, 2016, the Company adopted the amendment to IAS 38, Intangible Assets, which restricts the use of revenue-based amortization.  Previously, the Company’s policy was to expense investment in film and television programs using a revenue-based model.  In adopting the amendment, the Company has separated its investment in film and television programs into two categories: productions completed and released and acquired and library content.  Productions completed and released consist of all productions that have current active production or have had recent active production.  This category will continue to be accounted for as inventory and classified as short-term.  Acquired and library content consists of acquired content and library assets that have been transferred from productions completed and released.  This category will be accounted for as an intangible asset and presented separately.   Productions completed and released are expensed using a declining balance method at rates ranging from 40 - 90% at the time of initial episodic delivery and at rates ranging from 10 - 25% annually, which are recognized over the year as the underlying rights are consumed, thereafter.  Acquired and library content is amortized using a declining balance method at rates ranging from 10 - 20% annually.  The amendment to IAS 38 has been adopted on a prospective basis.

Share-based compensation / Performance share unit plan

On December 16, 2015, the Company's Shareholders approved a Performance Share Unit Plan (the “Plan”) for eligible employees. Under the Plan, performance share units ("PSUs") are granted at the discretion of the Board based on a notional equity value of the common shares of the Company tied to a specified formula. The number of PSUs that ultimately vest under each grant is dependent on continued employment for a period of time and the achievement of specific performance measures. On the vesting date, each employee will receive common shares as settlement; accordingly, grants of PSUs are accounted for as equity settled instruments. The Company recognizes compensation expense offset by contributed surplus equal to the estimated fair value of the PSUs granted on a straight line basis over the applicable vesting period, taking into consideration forfeiture estimates. Compensation expense is adjusted prospectively for subsequent changes in management’s estimate of the number of PSUs that are expected to vest.

4	Acquisitions

i)	On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary children's and family content and operates a children's and family focused YouTube channel with approximately 1.5 million subscribers, for consideration as follows:

•	Cash consideration £GBP1,290 ($2,122) paid at closing, with an additional payment of £GBP202 ($336) due on the first anniversary of closing and a final payment of £GBP202 ($336) due on the second anniversary of closing; and
•	A performance based earn-out of up to £GBP322 ($536) based on total commercial exploitation over a two year period following closing.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of Kiddyzuzaa since March 3, 2017. The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values. The entire purchase price has been allocated to acquired library and content.

The Company will finalize the purchase price allocation upon completion of the determination of fair value of assets acquired and liabilities assumed. Any future adjustment resulting from this review will be recorded as a measurement period adjustment.

(2)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Amounts receivable

	March 31, 2017	June 30, 2016
	$	$
Trade receivables	108,701	89,746
Less: Provision for impairment of trade receivables	(7,524)	(6,459)
	101,177	83,287
Goods and services tax recoverable, net	1,190	1,144
Federal and provincial film tax credits and other government assistance	104,615	99,861
Short-term amounts receivable	206,982	184,292
Long-term amounts receivable	19,609	20,753
Total amounts receivable	226,591	205,045

The aging of trade receivables not impaired is as follows:

	March 31, 2017	June 30, 2016
	$	$
Less than 60 days	93,522	74,173
Between 60 and 90 days	761	1,222
Over 90 days	6,894	7,892
	101,177	83,287

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	March 31, 2017	June 30, 2016
	$	$
Opening balance	6,459	5,798
Provision for receivables	1,283	2,761
Receivables written off during the period	—	(1,039)
Exchange differences	(218)	(1,061)
Closing balance	7,524	6,459

(3)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Investment in film and television programs

	March 31, 2017	June 30, 2016
	$	$
Development costs	3,187	1,440
Productions in progress
Cost, net of government and third party assistance	26,118	25,061
Productions completed and released
Cost, net of government and third party assistance	476,405	429,234
Accumulated expense	(339,940)	(319,139)
Accumulated write-down of investment in film and television programs	(11,119)	(9,954)
Transfer to acquired and library content and reclassification of participation payables (notes 3 and 7)	(29,590)	—
	95,756	100,141
Acquired participation rights - theatrical and non-theatrical
Cost	123,361	123,361
Accumulated expense	(53,926)	(53,926)
Transfer to acquired and library content (notes 3 and 7)	(69,435)	—
	—	69,435
Program and film rights - broadcasting
Cost	122,115	104,816
Accumulated expense	(78,316)	(61,141)
	43,799	43,675
	168,860	239,752

All program and film rights - broadcasting, noted above, relate to DHX Television.

The continuity of investment in film and television programs is as follows:

	March 31, 2017	June 30, 2016
	$	$
Net opening investment in film and television programs	239,752	194,226
Increase in development costs	1,747	150
Cost of productions (completed and released and productions in progress), net of government assistance and third party assistance	49,806	91,366
Expense of investment in film and television programs	(20,801)	(75,184)
Write-down in value of certain investment in film and television programs	(1,165)	(1,750)
Increase of program and film rights - broadcasting	17,299	58,810
Expense of program and film rights - broadcasting	(17,175)	(23,305)
Transfer to acquired and library content and reclassification of participation payables (notes 3 and 7)	(99,025)	—
Exchange differences	(1,578)	(4,561)
	168,860	239,752

During the three and nine months ended March 31, 2017, interest of $570 and $1,712 (2016 - $350 and $1,652) has been capitalized to investment in film and television programs.

(4)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Acquired and library content

March 31, 2017
$

Transfer from investment in film and television programs and a reclassification of participation payables	89,600
Additions (note 4)	2,794
Accumulated impairment of acquired and library content	(363)
Accumulated amortization	(8,182)
Exchange differences	800
84,649

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	March 31, 2017	June 30, 2016
	$	$

Bank indebtedness	7,493	—
Interim production financing	97,045	92,003
Long-term debt and obligations under finance leases	290,958	292,073
Interest bearing debt and obligations under finance leases	395,496	384,076
Amount due within 12 months	(117,081)	(103,570)
Amount due beyond 12 months	278,415	280,506

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television, the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility.

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

a)	Bank indebtedness

The Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to the Drawdown Rate + 4.50% of the outstanding Amended Revolving Facility.

As at March 31, 2017, the Company had available and undrawn credit under this facility of $22,507.

As at March 31, 2017, the Amended Revolving Facility included an amount payable of £GBP4,500, representing the full amount drawn under this facility.

(5)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing

	March 31, 2017	June 30, 2016
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $135,540 at March 31, 2017 (June 30, 2016 - $131,169).	97,045	92,003

As of March 31, 2017, the Company had $9,699 (June 30, 2016 - $8,477) in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

During the nine months ended March 31, 2017, the $CDN bank prime rate averaged 2.70% (year ended June 30, 2016 - 2.71%).

Federal and provincial film tax credits receivable (see note 5) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid, as required by the financing agreement.

c)	Long-term debt and obligations under capital leases

	March 31, 2017	June 30, 2016
	$	$

Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility Agreement, (note 8 (c)(i)), net of unamortized issuance costs of $1,037 (June 30, 2016 - $1,692)	62,367	67,578
Senior Unsecured Notes net of issuance costs, fair value of the Redemption Option and the unamortized premium of $4,776 (June 30, 2016 - $5,180) (note 8 (c)(ii))	219,876	219,928
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from April 2017 to February 2019	8,715	4,567
	290,958	292,073
Less: Current portion	(12,543)	(11,567)
	278,415	280,506

(6)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

(i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, maturing on July 31, 2019.

During the year ended June 30, 2015, and in conjunction with the initial issuance (the "Initial Issuance") of the senior unsecured notes ("Senior Unsecured Notes" or "Notes") (note 8 (c) (ii)), the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,913, being a portion of the previously unamortized debt issue costs at the time of repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US$20,000, maturing on July 31, 2019.

During the year ended June 30, 2016, and in conjunction with the additional issuance (the "Additional Issuance") of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $47,016 and, accordingly recognized a debt extinguishment charge of $1,364, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the remaining balance due on maturity, which is July 31, 2019.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

As at March 31, 2017, the Amended Term Facility is fully drawn, and the amount payable in US dollars was US$27,889 (June 30, 2016 - US$30,998); the remainder of the Amended Term Facility is payable in Canadian dollars.

(7)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 3.50.
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at March 31, 2017, the Company is in compliance with these ratios.

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed the Initial Issuance, via private placement, of Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $175,000, at a price of $1,000 per $1,000 of principal. The Senior Unsecured Notes bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are an unsecured obligation. The net proceeds of $169,760 from the Initial Issuance of the Senior Unsecured Notes were used to repay debt under the Company's Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

On May 13, 2016, the Company completed the Additional Issuance, via private placement, of the Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $50,000 at a price of $975 per $1,000 of principal. The net proceeds of $47,016 from the Additional Issuance of the Senior Unsecured Notes were used to pay debt under the Company's Amended Term Facility.

As at March 31, 2017, the outstanding principal amount due on the Senior Unsecured Notes was $225,000 (June 30, 2016 - $225,000)

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statement of income (note 11).

On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

(8)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Notes contain non-financial covenants and customary events of default clauses. As of March 31, 2017, the Company was in compliance with the covenants under the Notes.

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$
Year ended June 30, 2017	3,465
2018	12,591
2019	11,571
2020	43,289
2021 and beyond	226,245

9	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at March 31, 2017, the Company had 106,284,614 Common Voting Shares, 27,711,123 Variable Voting Shares and nil Non-Voting Shares issued and Outstanding.

During the nine months ended March 31, 2017, the Company issued 22,713 common shares, at an average price of $6.78 as part of the Company’s employee share purchase plan.

During the nine months ended March 31, 2017, 60,000 common shares were issued out of treasury at an average price of $1.73 upon exercise of stock options.

During the nine months ended March 31, 2017, the Company issued 138,295 common shares at an average price of $5.90, as part of the shareholder enrollment in the Company's dividend reinvestment program.

Options

During the nine months ended March 31, 2017, 60,000 stock options were exercised at an average price of $1.73 per share for total proceeds of $104.

On February 16, 2017, 400,000 stock options were issued at $6.08 per share, vesting over four years, expiring on February 15, 2024.

On October 3, 2016, 1,342,400 stock options were issued at $7.02 per share, vesting over four years, expiring on October 2, 2023.

(9)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Share capital and contributed surplus (continued)

Options (continued)

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the nine months ended March 31, 2017 are as follows:

Weighted average grant value date	$2.01
Expected option life	5 years
Risk-free interest rate	0.69%
Expected volatility	37%
Expected dividend yield	1.08%

Changes in the assumptions can materially affect the fair value of estimates and therefore, the existing models do not necessarily provide a measure of the fair value of stock options.

Performance share unit plan

As described in note 3, on December 16, 2015, the Company's Shareholders approved the Plan for eligible employees of the Company. During the nine months ended March 31, 2017, and in two separate awards, the Company granted certain eligible employees a target number of PSUs that vest over up to a three-year period. On the vesting date, each eligible employee will receive common shares as settlement.

During the period and as at March 31, 2017, there were 455,479 (June 30, 2016 - nil) PSUs both granted and outstanding. During the period, the compensation expense recognized as a result of the PSUs was $595 (Fiscal 2016 - $nil).

For the PSUs granted during the period, a weighted average estimated fair value of $6.86 per PSU was determined using the Black-Scholes model with the following weighted average assumptions:

Expected life	2.25 years
Risk-free interest rate	0.51%
Expected volatility	30.5%
Expected dividend yield	1.03%

10	Income taxes

Significant components of the Company’s net deferred income tax liability as at March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
	$	$

Broadcast licenses	(8,984)	(8,984)
Tangible benefit obligation	2,434	3,133
Leasehold inducement	123	123
Foreign tax credits	85	85
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(1,489)	(1,417)
Share issuance costs and deferred financing fees	1,078	1,526
Investment in film and television programs	(9,445)	(11,558)
Intangible assets	(5,495)	(7,161)
Non-capital losses and other	12,957	14,976
Net deferred income tax liability	(8,672)	(9,213)

(10)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Income taxes (continued)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $48,211 at March 31, 2017 (June 30, 2016 - $31,498).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (March 31, 2016 - 31%)	3,260	3,402	6,279	10,791
Income taxes increased (reduced) by:
Share-based compensation	465	509	1,361	1,410
Tax rate differential	(1,228)	(1,280)	(2,104)	(3,634)
Other	416	(1,875)	43	(3,172)
Provision for income taxes	2,913	756	5,579	5,395

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

11	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$

Finance income
Interest income	95	104	396	264

Finance expense
Interest expense on bank indebtedness	80	118	159	411
Accretion of tangible benefit obligation	113	168	509	628
Interest on long-term debt, obligations under finance leases and other	4,697	5,366	13,850	13,880
Amortization of debt premium on Senior Unsecured Notes (note 8)	19	7	88	21
Net foreign exchange loss/(gain)	(2,762)	5,996	438	(652)
Movement in fair value of the Embedded Derivatives on the Senior Unsecured Notes (note 8)	1,500	250	(600)	1,000
	3,647	11,905	14,444	15,288

(11)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$

Investment in film and television programs
Direct production and new media costs	23,073	15,828	57,693	29,240
Expense of film and television programs	7,731	12,595	20,801	47,786
Expense of film and broadcast rights for broadcasting	5,349	4,494	17,175	19,563
Expense of acquired library	—	3,044	—	12,456
Write-down of investment in film and television programs and acquired and library content	1,081	450	1,528	950
Development expenses and other	1,303	1,667	2,775	4,122
Amortization of acquired and library content (notes 3 and 7)	2,355	—	8,182	—
Office and administrative	4,792	8,641	16,687	19,425
Finance expense, net	3,552	11,801	14,048	15,024
Investor relations and marketing	562	181	1,457	898
Professional and regulatory	1,748	1,346	3,894	3,091
Amortization of property and equipment and intangible assets	4,619	3,937	12,503	10,610
	56,165	63,984	156,743	163,165

The following sets out the components of employee benefits expense:
Salaries and employee benefits	10,239	7,608	29,695	27,075
Share-based compensation	1,479	1,528	4,370	4,436
	11,718	9,136	34,065	31,511
	67,883	73,120	190,808	194,676

13	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

(12)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Financial instruments (continued)

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	March 31, 2017		June 30, 2016
	Fair value hierarchy	Fair value liability(1)	Fair value hierarchy	Fair value liability(1)

Embedded Derivatives (2)	Level 2	(1,368)	Level 2	(1,968)
Foreign currency forwards(3)	Level 2	(225)	Level 2	(182)

(1)	The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2)	The fair values of the Embedded Derivatives are determined using valuation models.
(3)	The fair value of forward currency contracts is determined using prevailing exchange rates.

14	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$

Year ended June 30, 2017	2,584
2018	9,373
2019	8,547
2020	7,405
Beyond 2020	39,552

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $29,881.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at March 31, 2017, related to the above matters is estimated at $400.

(13)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	Three months ended		Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$

Net income	7,551	10,219	14,678	29,414
Weighted average number of common shares	134,161,763	125,217,741	134,004,190	124,644,405
Basic earnings per share	0.06	0.08	0.11	0.24

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and performance share units. For both the stock options and the performance share units, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and performance share units. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of stock options and issuance performance share units.

For the three and nine months ended March 31, 2017 the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 928,286 and 933,904 respectively (March 31, 2016 - 1,000,197 and 1,716,841).

	Three months ended		Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$

Net income	7,551	10,219	14,678	29,414
Weighted average number of common shares	135,090,049	126,217,938	134,938,094	126,361,246
Diluted earnings per share	0.06	0.08	0.11	0.23

(14)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Net change in non-cash balances related to operations

	Nine months ended
	March 31,	March 31,
	2017	2016
	$	$

Decrease (increase) in amounts receivable	(28,110)	(43,118)
Decrease (increase) in prepaid expenses and deposits	(1,135)	13,992
Decrease (increase) in long-term amounts receivable	1,144	(2,948)
Increase (decrease) in accounts payable and accrued liabilities	(892)	14,444
Increase (decrease) in deferred revenue	2,771	(6,211)
Tangible benefit obligation payments	(3,003)	(2,754)

	(29,225)	(26,595)

During the period, the Company paid and received the following:

	$	$

Interest paid	11,795	16,091
Interest received	396	264
Taxes paid	14,970	6,619

Net investment in film and television programs

	Nine months ended
	March 31,	March 31,
	2017	2016
	$	$

Decrease (increase) in development	(1,747)	(44)
Decrease (increase) in productions in progress	(1,057)	(5,759)
Decrease (increase) in productions completed and released	(48,749)	(68,154)
Expense of film and television programs	20,801	47,786
Expense of acquired library	—	12,456
Decrease (increase) in program and film rights - broadcasting	(17,299)	(52,658)
Expense of film and broadcast rights for broadcasting	17,175	19,563
	(30,876)	(46,810)

Cash and cash equivalents

	March 31,	June 30,
	2017	2016
	$	$

Cash	38,818	69,725
Cash equivalents	11,085	10,721
	49,903	80,446

(15)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended March 31, 2017
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$

Revenues	4,884	13,639	59,824	78,347
Direct production cost and expenses, general and administrative expenses	3,447	7,417	44,109	54,973
Segment profit	1,437	6,222	15,715	23,374
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				4,619
Finance expense, net				3,552
Amortization of acquired and library content				2,355
Other expense, net				2,384
Income before income taxes				10,464

	Three months ended March 31, 2016
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$

Revenues	7,416	15,727	60,952	84,095
Direct production cost and expenses, general and administrative expenses	5,771	8,839	40,655	55,265
Segment profit	1,645	6,888	20,297	28,830
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				3,937
Finance expense, net				11,801
Other expense, net				2,117
Income before income taxes				10,975

(16)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

	Nine months ended March 31, 2017
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$

Revenues	15,427	44,473	151,165	211,065
Direct production cost and expenses, general and administrative expenses	11,543	27,915	112,314	151,772
Segment profit	3,884	16,558	38,851	59,293
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				12,503
Finance expense, net				14,048
Amortization of acquired and library content				8,182
Other expense, net				4,303
Income before income taxes				20,257

	As at March 31, 2017
Non-current assets
Long-term amounts receivable	—	—	19,609	19,609
Deferred financing fees	—	—	400	400
Acquired and library content (notes 3 and 7)	—	—	84,649	84,649
Property and equipment	303	290	29,443	30,036
Intangible assets	6,905	72,072	56,657	135,634
Goodwill	—	29,864	174,818	204,682
	7,208	102,226	365,576	475,010

	As at March 31, 2017
Current liabilities
Bank indebtedness	—	—	7,493	7,493
Accounts payable and accrued liabilities	8,279	11,613	95,436	115,328
Deferred revenue	2,984	—	27,392	30,376
Interim production financing	—	—	97,045	97,045
Current portion of long-term debt and obligations under finance leases	—	—	12,543	12,543
	11,263	11,613	239,909	262,785

(17)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

	Nine months ended March 31, 2016
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$

Revenues	21,247	53,327	154,911	229,485
Direct production cost and expenses, general and administrative expenses	13,521	33,177	117,272	163,970
Segment profit	7,726	20,150	37,639	65,515
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				10,610
Finance expense, net				15,024
Other expense, net				5,072
Income before income taxes				34,809

	As at June 30, 2016
Non-current assets
Long-term amounts receivable	—	—	20,753	20,753
Deferred financing fees	—	—	526	526
Property and equipment	323	548	16,812	17,683
Intangible assets	8,055	72,507	64,048	144,610
Goodwill	—	29,864	175,478	205,342
	8,378	102,919	277,617	388,914

	As at June 30, 2016
Current liabilities
Accounts payable and accrued liabilities	10,778	15,762	101,904	128,444
Deferred revenue	2,696	—	24,909	27,605
Interim production financing	—	—	92,003	92,003
Current portion of long-term debt and obligations under finance leases	—	—	11,567	11,567
	13,474	15,762	230,383	259,619

(18)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	Three months ended		Nine months ended
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
	$	$	$	$

Content Business
Production revenue	9,677	12,106	30,850	36,919
Distribution revenue	26,451	23,933	63,544	56,541
Merchandising and licensing and other revenue	7,059	10,863	19,297	21,612
Producer and service fee revenue	16,637	14,048	37,474	39,839
	59,824	60,950	151,165	154,911

DHX Television revenue
Subscriber revenue	13,016	14,491	40,488	46,764
Promotion and advertising revenue	623	1,235	3,985	6,563
	13,639	15,726	44,473	53,327

CPLG
Third party brand representation revenue	4,884	7,419	15,427	21,247
	78,347	84,095	211,065	229,485

Of the Company’s $78,347 and $211,065 in revenues for the three and nine months ended March 31, 2017, (March 31, 2016 - $84,095 and $229,485), $45,621 and $135,247 was attributable to the Company’s entities based in Canada (March 31, 2016 - $49,604 and $140,597), $419 and $1,144 (March 31, 2016 -$792 and $4,746) was attributable to the Company’s entities based in the USA and $32,307 and $74,674 (March 31, 2016 -$33,699 and $84,142) was attributable to the Companies entities based outside of Canada and the USA.

As at March 31, 2017, the following non-current assets were attributable to the Company’s entities based in the USA: $41 of property and equipment, $165 of intangible assets, and $924 of goodwill (June 30, 2016 - $101, $209, and $896, respectively). As at March 31, 2017, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $1,529 of property and equipment, $57,556 of intangible assets and $3,724 of goodwill (June 30, 2016 - $431, $37,755, and $3,846 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

(19)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2017
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Subsequent events

Subsequent to March 31, 2017, the Company signed definitive agreements (the “Agreements”) to acquire an 80% interest in Peanuts Holdings LLC (“Peanuts”) and a 100% interest in IBG Borrower LLC (“Strawberry Shortcake”) for a total purchase price of US$345 million (collectively the “Acquisition”).  The remaining 20% interest in Peanuts will continue to be held by members of the family of Charles M. Schulz.  The total purchase price will be paid through a combination of a new debt financing facility, a convertible debenture and cash on hand.  Commensurate with signing the Agreements, the Company entered into a commitment agreement with a syndicate of banks to provide a fully underwritten debt financing facility (the “Debt Facility”), comprised of a US$30 million revolver and up to US$585 million in term facilities (the “Committed Term Facilities”) (approximately US$510 million drawn on closing of the Acquisition).  Additionally, and also commensurate with signing the Agreements, the Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) to issue, on a bought deal private placement basis (the “Convertible Offering”), up to 100,000 subscription receipts (the “Subscription Receipts”), at a price of CAD$1,000 per Subscription Receipt, for aggregate gross proceeds of CAD$100 million to be used to reduce the amount of the Committed Term Facilities immediately prior to closing of the Acquisition.  The proceeds of the Subscription Receipts will be held in escrow and released to the Company upon closing of the Acquisition.  Each Subscription Receipt will entitle the holder thereof to receive, upon satisfaction or waiver of all conditions precedent to closing of the Acquisition, for no additional consideration and subject to adjustment, one special warrant that, upon the satisfaction of certain conditions, shall be automatically exercised, for no additional consideration, to acquire one 5.875% senior unsecured convertible debenture (each, a “Convertible Debenture”) of the Company.  Each Convertible Debenture shall be convertible into common shares of the Company at a price of CAD$8.00 per common share, subject to adjustment in certain events.  The Company has also granted the Underwriters an option exercisable up to the day prior to closing of the Convertible Offering to purchase an additional 15,000 Subscription Receipts (the “Options Receipts”) on the same terms and subject to the same conditions as the Subscription Receipts.  If the Underwriters exercise their option to purchase the Option Receipts, aggregate gross proceeds of the Convertible Offering will be CAD$115 million. As noted above, the proceeds of the Convertible Offering will be used to reduce the amount of the Committed Term Facilities immediately prior to closing of the Acquisition.

The closing of the Acquisition, the Debt Facility and the Convertible Offering will refinance substantially all of the Company’s current indebtedness, except the Company’s interim production financing and finance leases.

(20)